February 7, 2025

James Condon
President
StratCap Digital Infrastructure REIT, Inc.
660 Steamboat Road, 1st Floor
Greenwich, CT 06830

        Re: StratCap Digital Infrastructure REIT, Inc.
            Registration Statement on Form S-11
            Filed January 29, 2025
            File No. 333-284566
Dear James Condon:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-11
Investments in Real Estate and Real Estate Debt, page 105

1. We note your revision to the gross asset value for Other - Datacom Joint Venture from
       $99,842,558 at June 30, 2024 to $63,925,069 at September 30, 2024 in the
table at the
       top of page 105. In light of this amount decreasing, it appears such revised amount may now represent your 51% share of the gross asset value of the Datacom Joint
       Venture. We further note your disclosure of $2,858,662 for gross revenue for Other -
       Datacom Joint Venture in the table on page 105 appears to represent 100% of the gross revenue from Datacom Joint Venture, as such amount is consistent with the footnote disclosure at page F-50. Additionally, we note that note (4) to the table on page 105 states, in part, "Gross asset value and gross revenues presented herein represent those amounts attributable to the DataCom Joint Venture." Please revise note (4) to the table to explicitly state if the disclosed amounts represent 100% and/or
       51% of the Datacom Joint Venture amounts.
 February 7, 2025
Page 2


Net Asset Value Calculations and Valuation Guidelines
November 30, 2024 NAV Per Share, page 175

2.     We note your response to our prior comment 7 from our letter dated May
28, 2024
       and your inclusion of the amount of $13,038,778 for accrued expense support repayment/O&O within your filing. Please further clarify for us and in your filing the nature of the adjustment and why such item impacts your net asset value.
3. Please revise your filing to populate the key assumptions and sensitivity data in the tables on page 177.
Part II Information not Required in the Prospectus
Item 36. Financial Statements and Exhibits
Exhibit 23.2, page II-6

4. We note that Kroll has provided consent as your independent valuation expert and that you have named Kroll as your independent valuation advisor. Please have Kroll provide a revised consent to remove " In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under
Section 7 of the
       Securities Act of 1933, as amended." Please similarly revise your disclosure on page
       249 to remove this statement. Please refer to Section 7 of the Securities Act and Rule
       436 of Regulation C of the Securities Act.
Signatures, page II-9

5. Please include the signature of your controller or principal accounting officer, as required by Instruction 1 to the Signatures to Form S-11.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295
if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-
3713 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Heath D. Linsky, Esq.